Exhibit 99.1

Press Release

BEZEQ GROUP REPORTS
SECOND QUARTER 2012 FINANCIAL RESULTS

Tel Aviv, Israel – August 2, 2012 –Bezeq - The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), Israel’s leading telecommunications provider, today announced its financial results for the three months ended June 30, 2012. Details regarding the investor conference call and webcast to be held today are included later in this press release.

Bezeq Group (consolidated)	Q2 2012	Q2 2011	Change
	(NIS millions)
Revenues	2,595	2,893	(10.3)%
Operating profit	746	935	(20.2)%
EBITDA	1,104	1,283	(14.0)%
EBITDA margin	42.5%	44.3%
Net profit attributable to Company shareholders	415	585	(29.1)%
Diluted EPS (NIS)	0.15	0.21	(28.6)%
Cash flow from operating activities	990	670	47.8%
Payments for investments, net	360	406	(11.3)%
Free cash flow 1	630	264	138.6%
Net debt/EBITDA (end of period) 2	1.69	1.33
Net debt/shareholders' equity (end of period)	3.06	2.66

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.
2 EBITDA in this calculation refers to the trailing twelve months.

Shaul Elovitch, Bezeq's Chairman, said: “In the second quarter we experienced comprehensive regulatory changes and intensifying competition in the various areas of our operations, all of which are reflected in our financial results. Our strategy of long-term investment in advanced infrastructure, innovative services and first class customer service, have made us the leading communications group in Israel, well capable of dealing with the competition. The current changes in the communications market also have a positive potential for Bezeq, in that they can be leveraged for greater operational efficiency while creating business opportunities for the Group as a whole."

BEZEQ GROUP REPORTS SECOND QUARTER 2012 FINANCIAL RESULTS    PAGE | 1

Press Release

Alan Gelman, Chief Financial Officer and Deputy CEO of Bezeq, commented, “The second quarter results reflect the advantages of our diverse mix of operations. We delivered solid performances in the Fixed Line and International segments which moderated the weakness in the performance of our Pelephone cellular segment.

As a result of the increased level of competition in the cellular market we are updating our full year Group financial guidance accordingly.  For the full year 2012, we now anticipate that we will achieve
Revenues of between NIS 10.2 billion and NIS 10.5 billion, Net profit to shareholders of between NIS 1.75 billion and NIS 1.85 billion and our EBITDA will be between NIS 4.4 billion and NIS 4.5 billion.

We now expect free cash flow in 2012 to improve materially compared to 2011 and to amount to above NIS 2.5 billion.  This is primarily due to the improvement in working capital and the progress made in large infrastructure projects.

We are prepared to compete with the challenges in the industry and are implementing streamlining measures which are expected to reduce the impact of the cellular segment on the Bezeq Group.  These measures are expected to influence our operations in the short to medium term.

Our robust cash flows allow us to extend our track record for deploying and supporting Israel’s leading communications infrastructures, all while continuing to return value to our shareholders through cash dividends.  In accordance with the Company's dividend policy, the Board of Directors recommended the distribution of 100% of net profits attributable to shareholders for the first half of 2012 as a cash dividend to shareholders of NIS 997 million. Together with the regular dividend, the Company will make the fourth payment of the special dividend of NIS 500 million. The total dividend to be distributed will be NIS 1.497 billion (approximately NIS 0.55 per share).  The regular dividend, which is subject to shareholder approval, would be payable together with the special dividend on October 10, 2012 to shareholders of record as of September 23, 2012,” concluded Mr. Gelman.

BEZEQ GROUP REPORTS SECOND QUARTER 2012 FINANCIAL RESULTS    PAGE | 2

Press Release

Bezeq Group Results (Consolidated)

Revenues of the Bezeq Group in the second quarter of 2012 amounted to NIS 2.60 billion compared with NIS 2.89 billion in the corresponding quarter of 2011, a decrease of 10.3%. Most of the decrease in the Group's revenues is due to lower revenues from the sale of cellular handsets and the erosion of revenues from cellular services.

Operating profit of the Group in the second quarter of 2012 amounted to NIS 746 million, compared with NIS 935 million in the corresponding quarter of 2011, a decrease of 20.2%.  EBITDA in the second quarter of 2012 amounted to NIS 1.10 billion (EBITDA margin of 42.5%), compared with NIS 1.28 billion (EBITDA margin of 44.3%) in the corresponding quarter of 2011, a decrease of 14.0%. Net profit attributable to Bezeq shareholders in the second quarter of 2012 amounted to NIS 415 million compared with NIS 585 million in the corresponding quarter of 2011, a decrease of 29.1%. The decrease in operating profit, EBITDA and net profit is primarily attributable to a decrease in profitability in the cellular segment.

Cash flow from operating activities in the second quarter of 2012 amounted to NIS 990 million compared with NIS 670 million in the corresponding quarter of 2011, an increase of 47.8% due to improved working capital in the cellular segment.  As a result of the increased cash flow from operating activities as well as the completion of large infrastructure projects initiated in prior years, free cash flow in the second quarter of 2012 amounted to NIS 630 million compared with NIS 264 million in the corresponding quarter of 2011, an increase of 138.6%.

Gross capital expenditures (CAPEX), in the second quarter of 2012 amounted to NIS 382 million compared with NIS 495 million in the corresponding quarter of 2011, a decrease of 22.8%. The Group's capex to consolidated revenues ratio in the second quarter of 2012 was 14.7%, compared with 17.1% in the corresponding quarter of 2011.

As of June 30, 2012, gross financial debt of the Group was NIS 9.13 billion, compared with NIS 6.98 billion as of June 30, 2011. The net financial debt of the Group was NIS 7.90 billion compared with NIS 6.50 billion as of June 30, 2011. At the end of June 2012, the Group's net financial debt to EBITDA ratio was 1.69, compared with 1.33 at the end of June 2011.

BEZEQ GROUP REPORTS SECOND QUARTER 2012 FINANCIAL RESULTS    PAGE | 3

Press Release

Bezeq Fixed-Line Results

•	Bezeq’s NGN contributed to 6% growth in revenue from Internet and data services in the second quarter of 2012 compared with the corresponding quarter last year

•	Increase of 57% year-over-year in average broadband speed per customer to 8.3 Mbps

Avi Gabbay, Bezeq CEO, stated: “Our innovation, products and customer service have led to an increase of 15,000 new Internet subscribers and continuation of the rapid rise in average surfing speeds. Nevertheless, the competitive impact of regulatory restrictions and limitations on Bezeq in everything relating to service packages, such as bundling and triple play, resulted in Bezeq losing telephone lines in the second quarter."

Revenues in the second quarter of 2012 amounted to NIS 1.16 billion compared with NIS 1.17 billion in the corresponding quarter of 2011, a decrease of 0.8%. The decline was mainly attributable to a decrease of 5.8% in telephony revenues offset by an increase of 6.0% in Internet and transmission revenues which amounted to NIS 532 million.   This increase stemmed primarily from the continued upgrading of surfing speeds, which increased by 57% compared with the corresponding quarter of 2011, bringing the average customer broadband Internet speed up to 8.3 Mbps.

Operating profit in the second quarter of 2012 amounted to NIS 437 million compared with NIS 517 million in the corresponding quarter of 2011, a decrease of 15.5%. EBITDA in the second quarter of 2012 amounted to NIS 615 million (EBITDA margin of 53.0%) compared with NIS 688 million (EBITDA margin of 58.8%) in the corresponding quarter of 2011, a decrease of 10.6%.  Net profit in the second quarter of 2012 amounted to NIS 263 million compared with NIS 330 million in the corresponding quarter of 2011, a decrease of 20.3%.  The decrease in profitability metrics was mainly due to a write-off of NIS 54 million due to the cancellation of the Company's previous CRM project.

Bezeq's fixed-line operations strengthened its status as the leader in Internet services in Israel, with the number of subscribers rising by 4.4% compared with the corresponding quarter in 2011 to reach 1.136 million at the end of the second quarter. During the quarter, the Company recruited 15,000 new Internet subscribers. Average revenue per user (ARPU) from broadband Internet services amounted to NIS 80 per month in the second quarter of 2012, similar to the corresponding quarter in 2011.

The number of access lines at the end of the second quarter of 2012 was 2.335 million, a decrease of 0.9% compared with the corresponding quarter of 2011. Average monthly revenue per line (ARPL) was NIS 73, compared with NIS 77 in the corresponding quarter of 2011.

BEZEQ GROUP REPORTS SECOND QUARTER 2012 FINANCIAL RESULTS    PAGE | 4

Press Release

Bezeq Fixed-Line	Q2 2012	Q2 2011	Change
	(NIS millions)
Revenues	1,161	1,170	(0.8)%
Operating profit	437	517	(15.5)%
EBITDA	615	688	(10.6)%
EBITDA margin	53.0%	58.8%
Net profit 1	263	330	(20.3)%
Cash flows from operating activities	376	496	(24.2)%
Payments for investments, net	216	271	(20.3)%
Free cash flow 2	160	225	(28.9)%
Number of active subscriber lines (end of period, in thousands) 3	2,335	2,356	(0.9)%
Average monthly revenue per line (NIS) 4	73	77	(5.2)%
Number of outgoing usage minutes (millions)	2,228	2,415	(7.7)%
Number of incoming usage minutes (millions)	1,518	1,535	(1.1)%
Churn rate (%) 5	3.8%	2.7%
Number of broadband internet subscribers (end of period, in thousands)	1,136	1,088	4.4%
Average monthly revenue per broadband internet subscriber (NIS)	80	80	0.0%
Average broadband speed per subscriber (end of period, Mbps)	8.3	5.3	56.6%

1 Excluding share in profits/losses of equity-accounted investees.
2 Free cash flow is defined as cash flows from operating activities less net payments for investments.
3 Inactive subscribers are those whose lines have been physically disconnected (except for a subscriber in the first three months of collection proceedings).
4 Not including revenues from data communications and transmissions services, internet services, services to communications providers, and contract and other services. Based on average subscribers for the period.

5 Churn rate is calculated according to the number of telephone subscribers who have disconnected from the Company's services during the period, divided by the average number of telephone subscribers during the period.

BEZEQ GROUP REPORTS SECOND QUARTER 2012 FINANCIAL RESULTS    PAGE | 5

Press Release

Pelephone Results

•
Revenues in the second quarter of 2012 amounted to NIS 1.15 billion compared with NIS 1.44 billion in the corresponding quarter of 2011 due to a decrease in the number of handsets sold and erosion of tariffs

•	Pelephone maintained a high EBITDA margin of 35% due to streamlining measures taken by the Company

Gil Sharon, CEO of Pelephone, stated: ”The decrease in our profitability in the quarter is the result of the ongoing erosion of tariffs during the past year. Efficiency measures that we have been implementing since the beginning of the year have moderated the impact. The new competitors who entered the market in the middle of the second quarter created an opportunity for Pelephone in the form of new sources of revenue through wholesale service agreements.  Two of those competitors – Hot Mobile and Rami Levy – are hosted on our high-speed network. Since the onset of increased competition, we have lost fewer subscribers to the new and incumbent operators and recruited more subscribers from the incumbent carriers, thanks to a combination of the advantages of our high-speed network and excellent customer service.”

Total revenues in the second quarter of 2012 amounted to NIS 1.15 billion compared with NIS 1.44 billion in the corresponding quarter of 2011, a decrease of 20.2%.

Revenues from services in the second quarter of 2012 amounted to NIS 857 million compared with NIS 925 million in the corresponding quarter of 2011, a decrease of 7.4%. The decrease stemmed primarily from tariff erosion as a result of increased competition in the market.

Revenues from data, content services and value added services (VAS) in the second quarter of 2012 amounted to NIS 312 million representing 39.0% of Pelephone's revenues from cellular services, compared with NIS 297 million in the corresponding quarter of 2011, an increase of 5.1%.

Revenues from equipment in the second quarter of 2012 amounted to NIS 291 million compared with NIS 513 million in the corresponding quarter of 2011, a decrease of 43.3%. The decrease stemmed from a reduction in the number of handsets sold compared with the corresponding quarter of 2011.

Operating profit in the second quarter of 2012 amounted to NIS 259 million compared with NIS 357 million, a decrease of 27.5%. EBITDA in the second quarter of 2012 amounted to NIS 396 million (EBITDA margin of 34.5%), compared with NIS 500 million in the corresponding quarter of 2011 (EBITDA margin of 34.8%), a decrease of 20.8%.  Net profit in the second quarter of 2012 amounted to NIS 194 million compared with NIS 279 million in the corresponding quarter of 2011, a decrease of 30.5%. The decrease in Pelephone’s profitability metrics stemmed primarily from the continued erosion of tariffs during the year and the entrance of new operators during the second quarter as well as from a decrease in handset sales.

Cash flow from operating activities in the second quarter of 2012 amounted to NIS 556 million compared with NIS 101 million in the corresponding quarter of 2011.  The increase was primarily attributable to an improvement in working capital due to a decrease in the sale of handsets as well as from the factoring of certain payments for handsets paid for in installments.

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Press Release

Total Pelephone subscribers decreased sequentially by 17,000 during the second quarter of 2012 and numbered 2.859 million, compared with 2.827 million on June 30, 2011.

Average monthly revenue per user (ARPU) in the second quarter of 2012 was NIS 99, compared with NIS 97 sequentially and NIS 109 in the corresponding quarter of 2011.

Pelephone	Q2 2012	Q2 2011	Change
	(NIS millions)
Total revenues	1,148	1,438	(20.2)%
Service revenues	857	925	(7.4)%
Equipment revenues	291	513	(43.3)%
Operating profit	259	357	(27.5)%
EBITDA	396	500	(20.8)%
EBITDA margin	34.5%	34.8%
Net profit	194	279	(30.5)%
Cash flows from operating activities	556	101	450.5%
Payments for investments, net	109	86	26.7%
Free cash flow 1	447	15	2880.0%
Total subscribers (end of period, in thousands) 2, 6	2,859	2,827	1.1%
Average revenue per user (ARPU, NIS) 3, 6	99	109	(9.2)%
Average monthly minutes of use per subscriber (MOU) 4, 6	409	370	10.5%
VAS revenues as % of total cellular service revenues	39.0%	34.5%
Churn rate 5, 6	6.0%	6.6%

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.
2 Subscriber data includes Pelephone subscribers (excluding subscribers of operators  that Pelephone hosts on its network) and do not include inactive subscribers who are connected to Pelephone's services for six months or more. An inactive subscriber is one who in the past six months has not received or made at least one call or who has not paid for Pelephone's services.

3 Average monthly revenue per subscriber is calculated by dividing average monthly revenue from cellular services, both from Pelephone subscribers and from other communications operators, including revenues from cellular operators who use Pelephone's network (from whom revenues commenced in 2012), and repair and warranty services in the period by average active subscribers in the same period.

4 Average monthly use per subscriber (in minutes) is calculated according to a monthly average of total outgoing and incoming minutes in the period, divided by the average total number of active subscribers in the same period.

5 Churn rate is calculated according to the proportion of subscribers who have disconnected from the Company's services and subscribers who have become inactive during the period, divided by the total number of average active subscribers during the period.

6 In the 2011 report, due to the increased transition of subscribers to prepaid plans in the first months of the year, after reduction of the exit fees, Pelephone decided not to count as "active" subscribers those who made no calls during the fourth quarter. As a result, Pelephone deleted approximately 91,000 subscribers. They were deleted retroactively from each quarter in 2011 in which they were transferred to prepaid plans. Consequently, the subscriber data, ARPU, MOU and churn rate were retroactively adjusted in each quarter of 2011

BEZEQ GROUP REPORTS SECOND QUARTER 2012 FINANCIAL RESULTS    PAGE | 7

Press Release

Bezeq International Results

•
Net recruitment of Internet subscribers increased 27% in the second quarter of 2012 compared with the corresponding quarter in 2011, driven by the deployment of the new submarine communications cable infrastructure and the Power NGN high speed network

•	EBITDA increased 1% year-over-year to NIS 87 million in the first quarter of 2012

Itzik Benbenisti, CEO of Bezeq International, stated: ”Our second quarter success is impressive against a backdrop of an evolving regulatory landscape and intensifying competition in all the areas of our operations. Despite these challenges, we have been able to leverage the strength of our comparative advantages to record a 27% increase in net recruitment of Internet customers for the company's services on our new submarine communications cable, and to show continued growth in the world of integration as well as cloud computing for business customers. These achievements contributed to our maintaining a high level of revenue and growth in EBITDA, a reflection of our strength and efficiency."

Revenues in the second quarter of 2012 amounted to NIS 330 million compared with NIS 332 million in the corresponding quarter of 2011, a decrease of 0.8%.  Revenue was driven by sales of the Company's Internet services on the submarine cable infrastructure and the new Internet network, which was launched at the beginning of the year, coupled with further growth in sales of business communications solutions.  This growth was offset by the ongoing erosion of revenues from international calls and from hubbing activities.

Operating profit in the second quarter of 2012 amounted to NIS 53 million compared with NIS 60 million in the corresponding quarter of 2011, a decrease of 12.2%.  Net profit in the second quarter of 2012 amounted to NIS 39 million compared with NIS 46 million in the corresponding quarter of 2011, a decrease of 16.1%. The decrease in operating profit and net profit stemmed primarily from an increase in the company's depreciation expenses as a result of investments in the submarine cable and additional investments in Information and Communication Technology (ICT).

EBITDA in the second quarter of 2012 amounted to NIS 87 million (EBITDA margin of 26.5%) compared with NIS 87 million (EBITDA margin of 26.1%) in the corresponding quarter of 2011, an increase of 0.8% which is a direct reflection of the operating efficiency of the Company.

Capital expenditures (CAPEX), in the second quarter of 2012 amounted to NIS 29 million compared with NIS 71 million in the corresponding quarter of 2011, a decrease of 59.2%. The decrease in CAPEX stemmed mainly from the completion of the investment in the submarine cable from Israel to Europe.

Cash flow from operating activities in the second quarter of 2012 amounted to NIS 64 million compared with NIS 68 million in the corresponding quarter of 2011, a decrease of 5.7%. The decrease stemmed mainly from changes in working capital.

BEZEQ GROUP REPORTS SECOND QUARTER 2012 FINANCIAL RESULTS    PAGE | 8

Press Release

Bezeq International	Q2 2012	Q2 2011	Change
	(NIS millions)
Revenues	330	332	(0.8)%
Operating profit	53	60	(12.2)%
EBITDA	87	87	0.8%
EBITDA margin	26.5%	26.1%
Net profit	39	46	(16.1)%
Cash flows from operating activities	64	68	(5.7)%
Payments for investments, net	36	47	(24.1)%
Free cash flow 1	29	21	35.1%

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

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Press Release

yes Results

•	Revenues increased 1.2% year-over-year to NIS 409 million in the second quarter of 2012

•	Subscribers at the end of the second quarter of 2012 numbered 582,000, compared with 585,000 at the end of the sequential quarter and 581,000 at the end of the corresponding quarter in 2011

Ron Eilon, CEO of yes, stated: “The regulatory imbalance in the multi-channel television market as it relates to yes is reflected once again in our financial results. I hope and believe that these imbalances will be corrected by means of fair and equitable legislation applicable to all the players, both existing and new, and will enable our customers to enjoy a free and competitive market.”

Revenues in the second quarter of 2012 amounted to NIS 409 million compared with NIS 404 million in the corresponding quarter of 2011, an increase of 1.2%.  The increase stemmed mainly from higher sales of advanced services such as VOD and yesMaxTotal.

Operating profit in the second quarter of 2012 amounted to NIS 74 million compared with NIS 65 million in the corresponding quarter of 2011, an increase of 14.0%.  EBITDA in the second quarter of 2012 amounted to NIS 128 million (EBITDA margin of 31.4%) compared with NIS 136 million (EBITDA margin of 33.8%) in the corresponding quarter of 2011, a decrease of 6.0%.   The decrease in EBITDA stemmed from an increase in sales expenses.

Net loss in the second quarter of 2012 amounted to NIS 107 million compared with NIS 88 million in the corresponding quarter of 2011, a decrease of 20.7%. Profit before finance expenses to shareholders and taxes in the second quarter of 2012 amounted to NIS 18 million compared with NIS 20 million in the corresponding quarter of 2011, a decrease of 9.2%.

Cash flow from operating activities in the second quarter of 2012 amounted to NIS 100 million compared with NIS 119 million in the corresponding quarter of 2011, a decrease of 15.8% primarily due to an increase in broadcasting rights.  Free cash flow in the second quarter of 2012 amounted to NIS 31 million compared with NIS 54 million in the corresponding quarter of 2011, a decrease of 43.3%.

ARPU in the second quarter of 2012 amounted to NIS 234 compared with NIS 232 in the corresponding quarter of 2011, an increase of 0.9%.

yes's subscriber base at the end of the second quarter of 2012 reached 582,000 compared with 581,000 at the end of the second quarter of 2011, an increase of 0.2%.

BEZEQ GROUP REPORTS SECOND QUARTER 2012 FINANCIAL RESULTS    PAGE | 10

Press Release

yes	Q2 2012	Q2 2011	Change
	(NIS millions)
Revenues	409	404	1.2%
Operating profit	74	65	14.0%
EBITDA	128	136	(6.0)%
EBITDA margin	31.4%	33.8%
Net profit (loss)	(107)	(88)	(20.7)%
Cash flows from operating activities	100	119	(15.8)%
Payments for investments, net	69	64	7.6%
Free cash flow 1	31	54	(43.3)%
Number of subscribers (end of period, in thousands) 2	582	581	0.2%
Average revenue per user (ARPU, NIS) 3	234	232	0.9%

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.
2 Subscriber – one household or small business customer. For a business customer with numerous intake points or decoders (such as a hotel, kibbutz or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer.

3 ARPU includes total yes revenues (content and equipment, premium channels, technical services, advanced services, one-time sales of content, revenue from channels, internet and others) divided by average subscribers for the period.

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Press Release

Conference Call & Web Cast Information

Bezeq will conduct a conference call hosted by Mr. Shaul Elovitch, Bezeq Chairman and Mr. Alan Gelman, Bezeq Chief Financial Officer and Deputy CEO, on Thursday, August 2, 2012, at 4:00 PM Israel Time / 9:00 AM Eastern Time. Participants are invited to join the live conference call by dialing:

International Phone Number: + 972-3-918-0609
Israel Phone Number: 03-918-0609

A live webcast of the conference call will be available on the investor relations section of the Bezeq corporate website at www.bezeq.co.il. Please visit the website at least 15 minutes early to register for the webcast and download any necessary audio software.

A webcast replay will be made available on the investor relations section of the Bezeq corporate website. An automated telephone replay will also be available approximately three hours after the completion of the live call through Wednesday, August 8, 2012. Participants are invited to listen to the conference call replay by dialing:

International Phone Number: + 972-3-925-5900
Israel Phone Number: 03-925-5900

BEZEQ GROUP REPORTS SECOND QUARTER 2012 FINANCIAL RESULTS    PAGE | 12

Press Release

About Bezeq The Israel Telecommunication Corp.

Bezeq is Israel's leading telecommunications service provider. Established in 1984, the Company has led Israel into the new era of communications, based on the most advanced technologies and services. Bezeq and its subsidiaries offer the full range of communications services including domestic, international and cellular phone services; broadband Internet, and other data communications; satellite-based multi-channel TV; and corporate networks.

For more information about Bezeq please visit the corporate website at www.bezeq.co.il.

This press release contains general data and information as well as forward looking statements about Bezeq. Such statements include expressions of management's expectations about new and existing programs, opportunities, technology and market conditions. Although Bezeq believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved.  These forward-looking statements are made only as of the date hereof and the Company assumes no obligation to update any forward-looking statement In addition, the realization and/or otherwise of the forward-looking information will be affected by factors that cannot be assessed in advance, and which are not within the control of the Corporation, including the risk factors that are characteristic of its operations, and developments in the general environment, and external factors and the regulation that affects the Corporation’s operations.

This press release contains partial information from the public reports of Bezeq under the Israeli Securities Law 5728-1968 (the "Securities Law"), which reports can be accessed at the Israeli Securities Authority's website, www.magna.isa.gov.il. A review of this presentation is not a substitute for a review of the detailed reports of Bezeq under the Securities Law and is not meant to replace or qualify them; rather, the presentation is prepared merely for the convenience of the reader, with the understanding that the detailed reports are being reviewed simultaneously.  No representation is made as to the accuracy or completeness of the information contained herein.

This press release does not constitute an offer or invitation to purchase or subscribe for any securities, and neither this presentation nor anything contained herein shall form the basis of or be relied upon in connection with any contract or commitment whatsoever.

Investor Relations Contact: Mr. Naftali Sternlicht Bezeq Phone: +972-2-539-5441 Email: ir@bezeq.co.il	Media Relations Contact: Mr. Guy Hadass Bezeq Phone: +972-3-626-2600 Email: pr@bezeq.co.il

BEZEQ GROUP REPORTS SECOND QUARTER 2012 FINANCIAL RESULTS    PAGE | 13

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Condensed Consolidated Income Statements

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2012	2011	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues	5,335	5,806	2,595	2,893	11,373

Operating expenses
Depreciation and amortization	716	683	358	348	1,395
Salaries	1,016	1,072	505	540	2,103
General and operating expenses	2,013	2,263	969	1,132	4,494
Other operating expenses (income), net	(6)	188	17	(62)	139
	3,739	4,206	1,849	1,958	8,131

Operating profit	1,596	1,600	746	935	3,242
Financing expenses (income)
Financing expenses	325	259	193	157	599
Financing income	(292)	(177)	(116)	(95)	(389)
Financing expenses, net	33	82	77	62	210

Profit after financing expenses, net	1,563	1,518	669	873	3,032
Share in losses of equity-accounted investees	141	137	83	72	216
Profit before income tax	1,422	1,381	586	801	2,816
Income tax	419	390	174	216	755
Profit for the period	1,003	991	412	585	2,061

BEZEQ GROUP REPORTS SECOND QUARTER 2012 FINANCIAL RESULTS    PAGE | 14

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"Bezeq" The Israel Telecommunication Corp., Limited
Condensed Consolidated Income Statements (Continued)

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2012	2011	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Attributable to:
Owners of the Company	997	992	415	585	2,066
Non-controlling interests	6	(1)	(3)	-	(5)
Profit for the period	1,003	991	412	585	2,061

Earnings per share (NIS)
Basic earnings per share	0.37	0.37	0.15	0.22	0.76
Diluted earnings per share	0.37	0.36	0.15	0.21	0.76

BEZEQ GROUP REPORTS SECOND QUARTER 2012 FINANCIAL RESULTS    PAGE | 15

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Balance Sheets

	June 30, 2012	June 30, 2011	December 31, 2011
	(Unaudited)	(Unaudited)	(Audited))
Assets	NIS million	NIS million	NIS million
Cash and cash equivalents	603	463	1,352
Investments, including derivatives	626	24	946
Trade receivables	3,116	2,855	3,059
Other receivables	336	233	286
Inventory	206	277	204
Assets classified as held for sale	28	20	23
Total current assets	4,915	3,872	5,870

Investments, including derivatives	95	112	119
Trade and other receivables	1,324	1,474	1,499
Property, plant and equipment	6,135	5,890	6,022
Intangible assets	2,203	2,269	2,257
Deferred and other expenses	279	274	282
Investments in equity-accounted investees (mainly loans)	1,019	1,050	1,059
Deferred tax assets	169	259	223
Total non-current assets	11,224	11,328	11,461

Total assets	16,139	15,200	17,331

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"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Balance Sheets (Continued)

	June 30, 2012	June 30, 2011	December 31, 2011
	(Unaudited)	(Unaudited)	(Audited)
Liabilities and equity	NIS million	NIS million	NIS million
Debentures, loans and borrowings	735	1,249	765
Trade payables	900	1,005	890
Other payables, including derivatives	627	855	792
Current tax liabilities	483	309	397
Deferred income	59	39	56
Provisions	174	253	186
Employee benefits	325	488	389
Dividend payable	970	972	971
Total current liabilities	4,273	5,170	4,446

Debentures	4,317	2,034	4,663
Loans	4,073	3,701	4,150
Employee benefits	228	267	229
Other liabilities	79	43	93
Provisions	70	70	69
Deferred tax liabilities	55	66	69
Dividend payable	467	1,369	924
Total non-current liabilities	9,289	7,550	10,197

Total liabilities	13,562	12,720	14,643

Equity
Total equity attributable to equity holders of the Company	2,577	2,438	2,650
Non-controlling interests	-	42	38
Total equity	2,577	2,480	2,688

Total liabilities and equity	16,139	15,200	17,331

BEZEQ GROUP REPORTS SECOND QUARTER 2012 FINANCIAL RESULTS    PAGE | 17

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Statements of Cash Flows

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2012	2011	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the period	1,003	991	412	585	2,061
Adjustments:
Depreciation	556	527	278	268	1,080
Amortization of intangible assets	146	143	73	73	287
Amortization of deferred and other expenses	14	13	7	7	28
Share in losses of equity-accounted investees	141	137	83	72	216
Financing expenses, net	109	119	110	83	293
Capital loss (gain), net	2	(87)	26	(43)	(181)
Share-based payments	39	84	19	41	167
Income tax expenses	419	390	174	216	755
Income for derivatives, net	(6)	-	(11)	-	(19)

Change in inventory	(7)	(104)	16	(34)	(33)
Change in trade and other receivables	94	(507)	174	(186)	(756)
Change in trade and other payables	(123)	(69)	(159)	(164)	(131)
Change in provisions	(12)	2	(7)	(7)	(64)
Change in employee benefits	(65)	182	(34)	(49)	82
Change in deferred and other income	(14)	-	4	-	50
Net income tax paid	(308)	(376)	(175)	(192)	(649)
Net cash from operating activities	1,988	1,445	990	670	3,186

BEZEQ GROUP REPORTS SECOND QUARTER 2012 FINANCIAL RESULTS    PAGE | 18

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Statements of Cash Flows (Continued)

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2012	2011	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flow used in investing activities
Investment in intangible assets and deferred expenses	(142)	(158)	(67)	(80)	(355)
Refund from the Ministry of Communications for frequencies	-	-	-	-	36
Proceeds from the sale of property, plant and equipment	69	236	22	49	230
Acquisition of financial assets held for trading	(1,855)	(2)	(755)	-	(2,859)
Proceeds from the sale of financial assets held for trading	2,175	-	1,425	6	1,967
Purchase of property, plant and equipment	(700)	(797)	(315)	(375)	(1,548)
Proceeds from disposal of investments and long-term loans	93	6	5	5	11
Acquisition of investments and long-term loans	(1)	(3)	-	(2)	(5)
Proceeds (payment) for derivatives	10	(11)	6	-	(5)
Dividends received	2	3	2	-	3
Interest received	8	9	4	9	34
Net cash from (used in) investing activities	(341)	(717)	327	(388)	(2,491)

BEZEQ GROUP REPORTS SECOND QUARTER 2012 FINANCIAL RESULTS    PAGE | 19

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Statements of Cash Flows (Continued)

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2012	2011	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows used in financing activities
Issue of debentures	-	400	-	400	3,092
Bank loans received	-	1,600	-	1,600	2,200
Repayment of debentures	(384)	(757)	(316)	(665)	(835)
Repayment of loans	(104)	(24)	(13)	(15)	(648)
Net short-term borrowing	3	(3)	3	(2)	(5)
Dividends paid	(1,574)	(1,663)	(1,574)	(1,663)	(3,155)
Interest paid	(276)	(193)	(230)	(161)	(377)
Proceeds (payment) for derivatives, net	10	-	10	-	(1)
Distribution to holders of non-controlling interests, net	(4)	-	-	-	-
Increase in holding of subsidiary	(77)	-	(77)	-	-
Proceeds from exercise of options	10	10	10	6	21
Net cash from (used in) finance activities	(2,396)	(630)	(2,187)	(500)	292

Increase (decrease) in cash and cash equivalents, net	(749)	98	(870)	(218)	987
Cash and cash equivalents at the beginning of the period	1,352	365	1,473	681	365
Cash and cash equivalents at the end of the period	603	463	603	463	1,352

BEZEQ GROUP REPORTS SECOND QUARTER 2012 FINANCIAL RESULTS    PAGE | 20